                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                  1st Amendment

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                               CORE SYSTEMS, INC.
                               ------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                 NEVADA                                88-0390251
     (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                IDENTIFICATION NO.)

    12618 BIRCHBROOK COURT, POWAY CA                      92064
    --------------------------------                      -----
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)

(619)699-1750
-------------
(ISSUER'S TELEPHONE NUMBER)

           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

           TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH
           TO BE SO REGISTERED               EACH CLASS IS TO BE REGISTERED

    --------------------------------     --------------------------------------

    --------------------------------     --------------------------------------




           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:


                          Common Stock - .001 Par Value
                          -----------------------------
                                (TITLE OF CLASS)



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                                     PART 1

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS


General

Core Systems, Inc. is filing this Form 10-SB on a voluntary basis in order to make Core Systems' financial information available to any interested parties or investors and meet registration requirements for publicly traded securities on the OTC Electronic Bulletin Board. The Company will file an information statement with a sponsoring NASD Broker-Dealer for listing of its securities on the OTC Bulletin Board upon completion of the comment period for the Company's Form 10-SB.

Business Development

Core Systems, Inc. was incorporated in Nevada on February 19, 1997 for the purpose of developing cost efficient methods of pipe restoration in commercial and residential buildings. Management participated in advanced methods of pipe restoration projects through twenty commercial construction jobs in Southern California in 1997 and 1998. After consideration of competitive methods, the board of directors voted in March 1999 to seek capital and began development of the Company's business plan. During March and April 1999, the Company raised capital through the sale of common stock to investors.


There have been no bankruptcy, receivership or similar proceedings.

In the ordinary course of business there have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets.


Business of the Issuer

The Company intends to implement its business plan to offer its pipe restoration services to commercial and residential building owners in California in the fourth quarter of 1999 or the first quarter of 2000. Management has identified older buildings and residences in large cities such as Los Angeles and San Francisco which are areas with a large number of multi-unit residential and commercial buildings which were constructed prior to 1980. After the first two years, the Company intends to market its pipe restoration services in the states of Oregon and Washington. Its services specifically involve a process of cleaning aged pipes in buildings that carry fresh and waste water, and then applying commercially available epoxy coatings under high pressure to coat and seal the pipes in order to double or triple the life of these pipes. The Company's Management has been responsible for commercial and residential pipe restoration projects for nine years in Southern California, seven years in traditional renovation through removal and replacement, and two years in coatings methods. Management has determined this type of pipe restoration is between forty and fifty percent less costly than traditional construction processes of removing existing pipes and installing new pipes in older building frames and foundations. While Management has not conducted national or state-wide pipe




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restoration industry studies, and is unaware of any such studies, Management's experience in securing pipe restoration contracts throughout Southern California indicates the market is growing for this type of work as buildings continue to age. The pipe restoration business competition consists primarily of small plumbing contractors who advertise directly through construction trade newspapers and trade journals. In addition, these plumbing contractors examine county and city property tax records to identify owners of older buildings for direct mailing campaigns.


Over the next twelve months the Company intends to take the following steps in order to make its pipe restoration services available in California: during the first six months raise capital of $800,000 to $1,000,000 through the sale of securities, during the second six months open one office in Los Angeles with a budget of $500,000. Management will use its knowledge and experience to hire six plumbers and one manager, train all employees, and provide all required equipment, office furnishings, and marketing.

The Company has no new product or service planned or announced to the public.


The size and financial strengths of the Company's competitors are substantially greater than those of the Company. Although Management has limited access to in-depth information regarding the operations of the Company's competitors, Management believes that the Company can effectively compete because of Management's extensive knowledge of plumbing and pipe restoration services and the cost efficiency of its technology. The Company's Management has been responsible for commercial and residential pipe restoration projects for nine years in Southern California, seven years in traditional renovation through removal and replacement, and two years in coatings methods. This is the basis of Management's extensive knowledge and experience in these plumbing areas. Management is not aware of any significant barriers to the Company's entry into the pipe restoration market, however, the Company at this time has no market share of this market.


Pipe restoration systems are available through a limited number of pipe coating suppliers such as Armour Coat Corporation. While Management has already had several meetings with suppliers, the Company currently has no contracts with suppliers and will not complete contracts with potential suppliers until such time as the Company has sufficient funding of $800,000 to $1,000,000. At this time the Company has no formal contracts with any suppliers or developers/manufacturers and will not initiate negotiations with any potential suppliers until such time as the Company has sufficient funding per its business plan.


The Company intends to sell its services to a broad base of multi-unit and commercial property owners and will not depend on any one or a few major customers. When the Company has secured sufficient funding of $800,000 to $1,000,000 it will begin marketing after the first six months of its business plan to these potential customers through trade publications, newspapers, focused mailings and the Internet on its own proposed Website.




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

The Company has no current or future business plans involving patents, trademarks, franchises, concessions, royalty agreements, or labor contracts. The Company will only use coating products in its contracts that are certified by the manufacturer to be in full compliance with federal, state, and local government clean water and health mandates.

The Company's business is not subject to material regulation by federal governmental agencies. The Company will be required to meet all state and local governmental building codes and standards. Management personnel are familiar with all California state and local building codes, plumbing and health department regulations, and contractor licensing requirements.

All research and development costs since inception have been immaterial in cost and will not be passed on to customers.

The Company's only employees are its two officers who will devote as much time as the board of directors determines is necessary to manage the affairs of the Company. The officers intend to work on a full time basis when the Company is able to provide proper remuneration as discussed in Item 6, "Executive Compensation".

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur.


Year 2000 Disclosure

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The Company's Management has hands-on familiarity with all of the software that will be utilized in its business plan and has confirmation from third party suppliers that its current software is certified Year 2000 compatible for all of its computing requirements. In addition, proposed suppliers of office equipment for the Company's business plan have confirmed that embedded technology systems such as micro processors in telephone systems and other non- computer devices that will be purchased per the Company's business plan are already Year 2000 compatible. While the Company has made what it believes to be adequate inquiries of the its software suppliers as to Year 2000 compliance, there can be no guarantee that the software suppliers will be adequately prepared for every possible contingent Year 2000 software problem, which could have, in Management's opinion, immaterial adverse effects on the Company's results of operations. In a reasonably likely worst case scenario, the Company may experience immaterial adverse cash flow effects due to handling Company accounting and scheduling needs on a manual basis instead of utilizing computer systems.

The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software by December 31, 1999, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time.




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                                     ITEM 2
                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


Plan of Operation

The Company maintains a cash balance sufficient to sustain corporate operations until such time as Management can raise the funding necessary to advance its business plan. The losses through June 30, 1999 were primarily due to operational expenses of professional fees and filing fees. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

During the next twelve months, Management's business plan is for the Company to take the following steps to offer its pipe restoration services in California: raise capital of $800,000 to $1,000,000 through the sale of securities pursuant to a private placement during the first six months, open one office in Los Angeles County during the second six months with a budget of $120,000 in equipment, $30,000 in office equipment, $20,000 in furniture & fixtures, $5,000 in supplies, $150,000 in direct labor, $40,000 in management salary, $20,000 in indirect salaries, $24,000 in rent, $50,000 in advertising, $10,000 in insurance, and $25,000 in other operating expenses. The Company will begin bidding pipe restoration jobs in month seven, with anticipated job starts in months nine through twelve. Management anticipates cash flow from job completions to begin near the end of month twelve. The Company intends to use the capital raised from the private placement to fund the Company's business plan as cash flow from sales is estimated to begin near the end of the twelve month period. Management has experience with bank loans for new corporations in Southern California and has found banks and similar lending institutions require the borrowing company to have two years of successful financial results before any lending is feasible. Management believes raising capital through equity sales for a new company requiring substantive capital needs is more expedient and less costly than utilizing non-traditional lenders or venture capitalist funding. Management believes it has determined the best method of pipe renovation for its business plan and desires to implement its business plan at this time due to the overall good construction economy in Southern California and the number of aging buildings in Southern California that require the use of the Company's services. The primary determining factor for the Company to implement its business plan now instead of two years ago was the experience Management needed and gained through working with different pipe restoration methods in order to choose the best pipe restoration method for the Company. Other than that experience and the continued overall good construction economy in Southern California during the last two years, there have been no other material developments or acquisitions that have encouraged Management to implement its business plan now. The Company will face considerable risk in each of its business plan steps, such as difficulty of renting adequate office facilities within its budget, difficulty of hiring competent personnel within its budget, difficulty in completing necessary personnel training within time limits, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company may be forced to reduce its business plan activities to focus on one or a few local construction contracts, seek jobs that pay advance deposits and make progress payments, reduce its planned employee hiring, and delay cash expenditures for goods and services. If the Company could not resolve a possible lack of funding through these steps, it would be forced to rely on its existing cash in the bank and funds loaned by the directors and officers. The Company's officers and directors have no formal commitments or arrangements to advance or loan funds to the Company and no




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


restrictions, limits, or interest rates have been discussed or considered.

In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, suspend all cash intensive activities. Without necessary cash flow, the Company would have to reduce its activities until such time as necessary funds could be raised in the equity securities market or seek a merger or acquisition (as a parent or target) of another business entity that has revenue and/or long-term growth potential.

There are no current plans for additional product research and development. There are no current plans to purchase or sell any significant amount of fixed assets. The Company's business plan provides for an increase of seven employees during the next twelve months.

Results of Operations

There were no revenues from sales for the period ended June 30, 1999. The Company sustained a net loss of $1,676 for the nine months ended June 30, 1999. The Company's auditors have included a statement and footnotes in their audit of the Company's financial statements that assume the Company will continue as a going concern even though there is substantial doubt about the Company's ability to do so because of recurring losses from operations and a lack of revenues. However, the Company's current financial condition is due to its current reduced level of operations as a development stage company. Management intends to implement its business plan which is predicated on its ability to raise sufficient capital through the sale of equity securities. Management assumes the Company will be able to reach its business plan goals and continue as a going concern through the steps listed in its "Plan of Operations" above.

Liquidity and Capital Resources

As of June 30, 1999, the Company had $5,644 cash on hand and in the bank. The primary costs and operating expenses for the period ended June 30, 1999 were attributable to accounting fees of $1,500.


                                     ITEM 3

                             DESCRIPTION OF PROPERTY


The Company's principal executive office address is 12618 Birchbrook Court, Poway, CA 92064. The principal executive office and telephone number are located within the home of Mr. Vic Barger, President and Director of the Company, and provided at no cost. There is no formal lease agreement between Mr. Barger and the Company for the use of the premises. Management considers the Company's current principal office space arrangement adequate for current and short-term estimated growth.




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

                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT


The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - April 30,1999:

Title Of       Name &                                Amount &              Percent
Class          Address                               Nature of owner       Owned
--------       -------                               ---------------       -------
Common         Vic Barger                            330,000(a)            10.8%
               12618 Birchbrook Court
               Poway, CA 92064

Common         A. Tasso Tsalamandris                 330,000(b)            10.8%
               1906 West King Edward Avenue
               Vancouver, BC V6J 2W6

Total Shares Owned by Officer &
Directors as a Group                                 660,000               21.6%

(a) Mr. Barger received for services 10,000 shares of the Company's common stock on March 11, 1999. 320,000 shares of the Company's common stock were issued to him per a 33 for 1 stock split on April 30, 1999.

(b) Mr. Tsalamandris received for services 10,000 shares of the Company's common stock on March 11, 1999. 320,000 shares of the Company's common stock were issued to him per a 33 for 1 stock split on April 30, 1999.


                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire in March 2000, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                        Age    Position               Date First Elected
--------------                        ---    --------               ------------------
Vic Barger                            41     President,             3/11/99
12618 Birchbrook Court                       Secretary,
Poway, CA 92064                              Director



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

Name & Address                        Age    Position               Date First Elected
--------------                        ---    --------               ------------------
A. Tasso Tsalamandris                 34     Treasurer,             4/3/98
1906 King Edward Avenue                      Director
Vancouver BC V6J 2W6

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.

Resumes

Vic Barger, President, Secretary & Director

1990 - Current  President, CVB Plumbing, Heating & Air, Inc. Company provides services and repair, replacement and new installation. Developer of new services and technology for plumbing, heating and air conditioning trades. Serves all of San Diego County.


A. Tasso Tsalamandris, Treasurer & Director

1996 - Current  Independent Consultant providing business process design and integrated systems implementation to mechanical & plumbing business clients.

1989 - 1996     Senior Regulatory Analyst for BC Gas Utility. Conducted
                specialized financial analysis for various gas industry projects.



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

                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.



                           SUMMARY COMPENSATION TABLE

                                               Other
Name &                                         annual   Restricted            LTIP    All other
principle                      Salary Bonus   compen-     stock      Options Payouts   compen-
position               Year     ($)    ($)    sation($)  awards($)     SARs    ($)    sation($)
--------------------------------------------------------------------------------------------------
V Barger               1997     -0-    -0-      -0-         -0-         -0-     -0-     -0-
President              1998     -0-    -0-      -0-         -0-         -0-     -0-     -0-
                       1999     -0-    -0-      -0-         330         -0-     -0-     -0-

Tsalamandris           1997     -0-    -0-      -0-         -0-         -0-     -0-     -0-
Director               1998     -0-    -0-      -0-         -0-         -0-     -0-     -0-
                       1999     -0-    -0-      -0-         330         -0-     -0-     -0-


There are no current employment agreements between the Company and its executive officers.

The Directors and Principal Officers have worked with no remuneration until such time as the Company receives sufficient funding necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $15,000 at each month end. When positive cash flows result in a cash balance $15,000 at each month end and appears sustainable the board of directors will readdress compensation for key personnel and enact a plan at that time which will that benefits the Company as a whole. At this time, management cannot accurately estimate when sufficient cash flows will generate the required cash balances necessary to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.



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

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


On March 11, 1999 the Board determined that while Mr. Barger had provided some services to advance the Company's business plan, his services were of an immaterial nature. Mr. Barger and the Company therefore agreed the consideration from the Company for those immaterial services would be in the form of 10,000 shares of the Company's common stock with a par value of $20.00. On April 30, 1999, 320,000 shares of the Company's common stock were issued to him per a 33 for 1 stock split.

On March 11, 1999 the Board determined that while Mr. Tsalamandris had provided some services to advance the Company's business plan, his services were of an immaterial nature. Mr. Tsalamandris and the Company therefore agreed the consideration from the Company for those immaterial services would be in the form of 10,000 shares of the Company's common stock with a par value of $20.00. On April 30, 1999, 320,000 shares of the Company's common stock were issued to him per a 33 for 1 stock split.

The Company's President currently owns and manages a plumbing business which competes directly with the Company. The Company's bylaws allow directors and officers to participate in contracts and other transactions with other entities in which the directors and officers may have an interest so long as these relationships are fully disclosed to the Company's Board of Directors and the Board authorizes, approves, or ratifies the contracts and other transactions by a majority of a quorum of the Board. The Board is aware of this conflict of interest by the President's participation in a competing plumbing business and has adopted a resolution authorizing this participation by the President until such time as the Company secures funding necessary to compensate the President per the terms disclosed in this filing's Executive Compensation section.

The Company's officers and directors have no formal commitments or arrangements to rent office space or advance or loan funds to the Company. To date, the President has provided no material amount of office services as the physical address and telephone number are at the President's home.


                                     ITEM 8

                            DESCRIPTION OF SECURITIES


The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and




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


delivered, fully paid and non-assessable.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(I) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (I) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (I) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. If the Company's stock is listed at a price of less that $5.00 the stock will be a penny stock. As a penny stock the shares could be less liquid than if the stock was not so classified.


                                     PART II

                                     ITEM 1
         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                          AND OTHER SHAREHOLDER MATTERS

The Company plans to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for the Company's securities. As of April 30, 1999, the Company had 70 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.



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                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES


On March 11, 1999, the shareholders authorized the issuance of 10,000 shares of common stock pursuant to Securities Act Rule 144 for services to each of the officers and directors of the Company for a total of 20,000 Rule 144 shares. Rule 144 provides an objective safe harbor for the resale of these "restricted shares" acquired directly from the issuer in a non-public offering. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

From the period of approximately April 1, 1999 until April 30, 1999, the Company offered and sold 73,000 shares at $0.10 per share to non-affiliated private investors. The Company relied upon Regulation D under the Securities Act of 1993, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent. Each investor was either accredited as defined, or were "sophisticated" purchasers, having prior investment experience or education, and having adequate and reasonable opportunity and access to corporate information. This offering was not accompanied by general advertisement or general solicitation. The Company relied on Rule 504 of Regulation D as the basis of exemption from registration, as identified on Form D as filed with Commission on March 25, 1999. Blue Sky filings were made (where required) in each state that the shares were offered and sold.

On April 30, 1999, the Board of Directors authorized a forward stock split of 33 for 1 (33:1) resulting in a total of 3,069,000 shares of common stock issued and outstanding.


                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS


Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the




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


following powers:

"1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of any fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a pleas of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had a reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under sections 1 and 2, unless ordered by a court or advanced pursuant to section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

        a.      By the stockholders;

        b. By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

        c. If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

        d. If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate of articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than director or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

        a. Does not include any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 2 or for the advancement of expenses made pursuant to section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omission involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

        b. Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

        c. The Company's Articles of Incorporation provides that "the Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Nevada, as amended from time to time."

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.


                                    PART F/S

The audited financial statements of the Company and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                               CORE SYSTEMS, INC.
                        (Formerly Creative Systems, Inc.)
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                 APRIL 30, 1999
                               SEPTEMBER 30, 1998
                               SEPTEMBER 30, 1997

                                TABLE OF CONTENTS

                                                                      PAGE #
                                                                      ------
INDEPENDENT AUDITORS REPORT                                               F1

ASSETS                                                                    F2

LIABILITIES AND STOCKHOLDERS' EQUITY                                      F3

STATEMENT OF OPERATIONS                                                   F4

STATEMENT OF STOCKHOLDERS' EQUITY                                         F5

STATEMENT OF CASH FLOWS                                                   F6

NOTES TO FINANCIAL STATEMENTS                                         F7-F11

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant
                     1582 TULITA DR. LAS VEGAS, NEVADA 89123
                      PHONE(702) 361-8414 FAX(702) 896-0278


                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                                  May 27, 1999
Core Systems, Inc.
San Diego, California

        I have audited the accompanying Balance Sheets of Core Systems, Inc., (formerly Creative Systems, Inc.), (A Development Stage Company), as of April 30, 1999, September 30, 1998, and September 30, 1997, and the related statements of operations, stockholders' equity and cash flows for the period October 1, 1998 to April 30th, 1999, and the year ended September 30, 1998, and the period February 19, 1997 (inception) to September 30, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Core Systems, Inc., (formerly Creative Systems, Inc.), (A Development Stage Company), as of April 30, 1999, September 30, 1998, and September 30, 1997, and the results of its operations and cash flows for the period October 1, 1998 to April 30th, 1999, and the year ended September 30, 1998, and the period February 19, 1997 (inception) to September 30, 1997, in conformity with generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.



----------------------------------
Barry L. Friedman
Certified Public Accountant

                               CORE SYSTEMS, INC.
                        (Formerly Creative Systems, Inc.)
                          (A Development Stage Company)

                                  BALANCE SHEET

                                     ASSETS

                                    APRIL         SEPTEMBER        SEPTEMBER
                                  30, 1999         30, 1998         30, 1997
                                  --------        ---------        ---------
CURRENT ASSETS:

    CASH                          $  7,274         $      0         $      0
                                  --------         --------         --------

    TOTAL CURRENT ASSETS:         $  7,274         $      0         $      0
                                  --------         --------         --------


OTHER ASSETS:                     $      0         $      0         $      0
                                  --------         --------         --------


    TOTAL OTHER ASSETS:           $      0         $      0         $      0
                                  --------         --------         --------

TOTAL ASSETS                      $  7,274         $      0         $      0
                                  --------         --------         --------



                 See accompanying notes to financial statements

                               CORE SYSTEMS, INC.
                        (Formerly Creative Systems, Inc.)
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                         APRIL         SEPTEMBER       SEPTEMBER
                                        30, 1999        30, 1998        30, 1997
                                        --------       ---------       ---------
CURRENT LIABILITIES:                    $      0        $      0        $      0
                                        --------        --------        --------

    TOTAL CURRENT LIABILITIES:          $      0        $      0        $      0
                                        --------        --------        --------

STOCKHOLDERS' EQUITY: (Note #4)

    Common stock
    NO PAR VALUE
    Authorized 25,000 shares
    Issued and outstanding at

    September 30, 1997 -
    None                                                                $      0

    September 30, 1998 -
    None                                                $      0

    Common stock
    Par value $0.001
    Authorized 50,000,000 shares
    Issued and outstanding at

    April 30, 1999 -
    3,069,000 shares:                   $  3,069

    Additional Paid-In Capital            +4,251               0               0

    Deficit accumulated during
    Development stage:                       -46               0               0
                                        --------        --------        --------

TOTAL STOCKHOLDERS' EQUITY:             $  7,274        $      0        $      0
                                        --------        --------        --------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY:                   $  7,274        $      0        $      0
                                        --------        --------        --------



                 See accompanying notes to financial statements

                               CORE SYSTEMS, INC.
                        (Formerly Creative Systems, Inc.)
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

                                Oct. 1,            Year            Feb 19           Feb 19,1997
                                1998 to            Ended           1997 to          (Inception)
                                Apr. 30,          Sep. 30,         Sep. 30,         to Apr. 30,
                                  1999              1998             1997               1999
                               ----------        ----------        ----------       -----------
INCOME:

Revenue                        $        0        $        0        $        0        $        0
                               ----------        ----------        ----------        ----------

EXPENSES:

General, Selling and
Administrative                 $       46        $        0        $        0        $       46
                               ----------        ----------        ----------        ----------

        TOTAL EXPENSES:        $       46        $        0        $        0        $       46
                               ----------        ----------        ----------        ----------

NET PROFIT/LOSS (-):           $      -46        $        0        $        0        $      -46
                               ----------        ----------        ----------        ----------

Net Profit/Loss(-)
per weighted share
(Note 1):                      $      NIL        $      NIL        $      NIL        $      NIL
                               ----------        ----------        ----------        ----------

Weighted average
Number of common
shares outstanding:             3,069,000         3,069,000         3,069,000         3,069,000
                               ----------        ----------        ----------        ----------



                 See accompanying notes to financial statements

                               CORE SYSTEMS, INC.
                        (Formerly Creative Systems, Inc.)
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                             Additional         Accumu-
                              Common           Stock           paid-in          lated
                              Shares           Amount          Capital          Deficit
                            ---------        ---------       ----------        ---------
Balance,
September 30, 1997                  0        $       0        $       0        $       0

Net loss year ended
September 30, 1997                  0
                            ---------        ---------        ---------        ---------

Balance,
September 30, 1998                  0        $       0        $       0        $       0

March 11, 1999
Stock issued for
Services                       20,000               20

March 25, 1999
Changed Par Value
From no par value to
$0.001                                               0                0

April 30, 1999
Issued for Cash                73,000               73            7,227

April 30, 1999
Forward Stock Split
33:1                        2,976,000           +2,976           -2,976

Net Loss
October 1, 1998 to
April 30, 1999                                                                       -46
                            ---------        ---------        ---------        ---------
Balance,
April 30, 1999              3,069,000        $   3,069        $  +4,251        $     -46
                            ---------        ---------        ---------        ---------



                 See accompanying notes to financial statements

                               CORE SYSTEMS, INC.
                        (Formerly Creative Systems, Inc.)
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                                Oct. 1,           Year          Feb. 19        Feb. 19,1997
                                1998 to          Ended          1997 to        (Inception)
                                Apr. 30,        Sep. 30,        Sep. 30,        to Apr. 30,
                                  1999            1998            1997             1999
                                --------        --------        --------        -----------
CASH FLOWS FROM
OPERATING ACTIVITIES

    Net Loss                    $    -46        $      0        $      0        $       -46

    Adjustment to
    Reconcile net loss
    To net cash provided
    by operating
    Activities:
    Issue Common Stock
    For Services                     +20               0               0                +20

Changes in assets and
Liabilities:                           0               0               0                  0
                                --------        --------        --------        -----------

NET CASH USED IN
OPERATING ACTIVITIES:           $    -26        $      0        $      0        $       -26

CASH FLOWS FROM
INVESTING ACTIVITIES:                  0               0               0                  0

CASH FLOWS FROM
FINANCING ACTIVITIES:

    Issuance of Common
    Stock for Cash                 7,300               0               0             +7,300
                                --------        --------        --------        -----------

Net Increase (decrease)         $ +7,274        $      0        $      0        $    +7,274

Cash,
Beginning of period:                   0               0               0                  0
                                --------        --------        --------        -----------

Cash, End of Period:            $  7,274        $      0        $      0        $     7,274
                                --------        --------        --------        -----------



                 See accompanying notes to financial statements

                               CORE SYSTEMS, INC.
                        (Formerly Creative Systems, Inc.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

           APRIL 30, 1999, SEPTEMBER 30, 1998, and SEPTEMBER 30, 1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

        The Company was organized FEBRUARY 19, 1997, under the laws of the State of Nevada as Creative Systems, Inc. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Accounting Method

                The Company records income and expenses on the accrual method.

        Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and equivalents

                The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of April 30, 1999.

                               CORE SYSTEMS, INC.
                        (Formerly Creative Systems, Inc.)
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

           APRIL 30, 1999, SEPTEMBER 30, 1998, and SEPTEMBER 30, 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Income Taxes

                Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

        Loss Per Share

                Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of April 30th, 1999, the Company had no dilative common stock equivalents such as stock options.

        Year End

                The Company has selected September 30th as its year-end.

        Policy in Regards to Issuance of Common Stock in a Non-Cash Transaction

                The Company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received.

                               CORE SYSTEMS, INC.
                        (Formerly Creative Systems, Inc.)
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

           APRIL 30, 1999, SEPTEMBER 30, 1998, and SEPTEMBER 30, 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Year 2000 Disclosure

                Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

                The company's potential software suppliers have verified that they will provide only certified "Year 2000" compatible software for all of the company's computing requirements. Because the company's products and services are sold to the general public with no major customers, the company believes that the "Year 2000" issue will not pose significant operational problems and will not materially affect future financial results.

NOTE 3 - INCOME TAXES

        There is no provision for income taxes for the period ended April 30, 1999, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of September 30, 1998 is as follows:

                Net operation loss carry forward                     $   0
                Valuation allowance                                  $   0

                Net deferred tax asset                               $   0

        The federal net operating loss carry forward is not applicable.

                               CORE SYSTEMS, INC.
                        (Formerly Creative Systems, Inc.)
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

           APRIL 30, 1999, SEPTEMBER 30, 1998, and SEPTEMBER 30, 1997

NOTE 4 - STOCKHOLDERS' EQUITY

        Common Stock

        The authorized common stock of the corporation consists of 50,000,000 shares with a par value $.001 per share.

        Preferred Stock

        Core Systems, Inc. has no preferred stock.

        On March 11, 1999, the Company issued 20,000 shares of its $0.001 par value common stock in consideration of $20.00 to its two directors, 10,000 common shares to each.

        On March 25, 1999, the State of Nevada approved the Company's restated Articles of Incorporation, which changed the par value from no par value to $0.001, and increased its Authorized Common Stock from 25,000 shares to 50,000,000 shares.

        On April 30, 1999, the Company issued 73,000 shares of its $0.001 par value common stock for cash of $7,300.00.

        On April 30, 1999, the Company approved a forward stock split on the basis of 33:1, thus increasing the common stock from 93,000 Common Shares to 3,069,000 Common shares.

NOTE 5 - GOING CONCERN

        The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

                               CORE SYSTEMS, INC.
                        (Formerly Creative Systems, Inc.)
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

           APRIL 30, 1999, SEPTEMBER 30, 1998, and SEPTEMBER 30, 1997

NOTE 6 - RELATED PARTY TRANSACTIONS

        The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

        There are no warrants or options outstanding to acquire any additional share of common stock.

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)



                          INTERIM FINANCIAL STATEMENTS



                                  JUNE 30, 1999
                                  JUNE 30, 1998

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                                    UNAUDITED

                                     ASSETS

                                             JUNE 30          JUNE 30
                                               1999             1998
                                            ---------        ---------
CURRENT ASSETS

   CASH                                       5643.85             0.00

                                            ---------        ---------
TOTAL CURRENT ASSETS                          5643.85             0.00

FIXED ASSETS

                                            ---------        ---------
NET FIXED ASSETS                                 0.00             0.00

OTHER ASSETS

                                            ---------        ---------
TOTAL OTHER ASSETS                               0.00             0.00

                                            ---------        ---------
TOTAL ASSETS                                  5643.85             0.00
                                            =========        =========

                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

                                            ---------        ---------
TOTAL CURRENT LIABILITIES                        0.00             0.00

LONG TERM LIABILITIES

                                            ---------        ---------
TOTAL LONG TERM LIABILITIES                      0.00             0.00

                                            ---------        ---------
TOTAL LIABILITIES                                0.00             0.00

STOCKHOLDERS' EQUITY

     COMMON STOCK                            2,749.00             0.00
     PAID IN CAPITAL                         4,571.00             0.00

     BEGINNING RETAINED DEFICIT                  0.00             0.00
     NET LOSS                               -1,676.15             0.00

                                            ---------        ---------
     ENDING RETAINED DEFICIT                -1,676.15             0.00

                                            ---------        ---------
TOTAL STOCKHOLDERS' EQUITY                   5,643.85             0.00

                                            ---------        ---------
TOTAL LIAB & STOCKHOLDERS' EQUITY            5,643.85             0.00
                                            =========        =========



                        SEE NOTES TO FINANCIAL STATEMENTS

                               CORE SYSTEMS, INC.
                          (A Development Stage Company)
                                INCOME STATEMENTS
                                    UNAUDITED

                                    PERIOD ENDED        PERIOD ENDED
                                       6/30/99            6/30/98
                                    ------------        ------------
REVENUE

                                    ------------        ------------
TOTAL REVENUE                               0.00                0.00

DIRECT COSTS

                                    ------------        ------------
TOTAL COST OF GOODS SOLD                    0.00                0.00

                                    ------------        ------------
GROSS PROFIT                                0.00                0.00

OPERATING EXPENSES

     MANAGEMENT FEES                       20.00                0.00
     BANK FEES                             71.15
     ACCOUNTING FEES                    1,500.00
     LICENSES &  FEES                      85.00

                                    ------------        ------------
TOTAL OPERATING EXPENSES                1,676.15                0.00


                                    ------------        ------------
LOSS FROM OPERATIONS                   -1,676.15                0.00

OTHER INCOME & EXPENSE

                                    ------------        ------------
TOTAL OTHER INCOME & EXPENSE                0.00                0.00

                                    ------------        ------------
LOSS BEFORE TAXES                      -1,676.15                0.00

  PROVISION FOR TAXES

                                    ------------        ------------
NET LOSS                               -1,676.15                0.00
                                    ============        ============



                        SEE NOTES TO FINANCIAL STATEMENTS

                               CORE SYSTEMS, INC.
                          (a Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                            FOR THE NINE MONTHS ENDED

                                    UNAUDITED

                                                    JUNE 30        JUNE 30
                                                      1999           1998
                                                    -------        -------
CASH FLOWS FROM OPERATING ACTIVITIES

   NET LOSS                                          -1,676              0

   ADJ TO RECONCILE NET INCOME (LOSS) TO NET
   CASH USED IN OPERATING ACTIVITIES:

   AMORTIZATION                                           0              0

   CHANGES IN ASSETS AND LIABILITIES                      0              0

                                                    -------        -------
NET CASH FLOWS FROM OPERATING ACTIVITIES             -1,676              0


CASH FLOWS FROM INVESTING ACTIVITIES:

   ORGANIZATION COSTS                                     0              0

                                                    -------        -------
NET CASH FLOWS FROM INVESTING ACTIVITIES                  0              0



CASH FLOWS FROM FINANCING ACTIVITIES:

   COMMON STOCK                                       2,749

   PAID IN CAPITAL                                    4,571              0

                                                    -------        -------
NET CASH FLOWS FROM FINANCING ACTIVITIES              7,320              0


NET INCREASE (DECREASE) IN CASH                       5,644              0

CASH AT BEGINNING OF PERIOD                               0              0
                                                    -------        -------

CASH AT END OF PERIOD                                 5,644              0


                        SEE NOTES TO FINANCIAL STATEMENTS

                               CORE SYSTEMS, INC..
                          NOTES TO FINANCIAL STATEMENTS

1.      MANAGEMENT'S OPINION

In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position of the company as of June 30, 1999 and 1998 and the results of operations for the nine months ended June 30, 1999 and 1998 and changes in cash for the nine months ended June 30, 1999 and 1998.

2.      INTERIM REPORTING

The results of operations for the nine months ended June 30, 1999 and 1998 are not necessarily indicative of the results to be expected for the remainder of the year.

3.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                      Organization and Nature of Operations

The Company was incorporated in Nevada on February 19, 1997. The Company was organized for the purpose of developing cost efficient methods of pipe restoration in commercial and residential buildings. The Company is a development stage company and has not conducted any business activities to date.

                               Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                              Cash and equivalents

For purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of June 30, 1999 and 1998.

                                  Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

4.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
        OPERATIONS

                     Material changes in financial condition

As of June 30, 1999 the Company had $5643.85 of cash in the bank compared to no cash in the bank as of June 30, 1998. The Company had cash receipts from the sale of equities of $7320 for the nine months ended June 30, 1999. The primary uses of cash during the nine months ended June 30, 1999 were $1520 for professional fees, and $156.15 for operating expenses.

                  Material changes in the results of operations

Expenses of $1676.15 for the nine months ended June 30, 1999 were primarily for preparing the Company's audit in anticipation of securing private placement capital in 1999. Management believes it makes economic sense for the Company to complete its business plan to raise capital through the sale of private placement securities in order to develop its pipe restoration methods.

                                    PART III

                                    EXHIBITS

Exhibit 2      Plan of acquisition, reorganization or liquidation          None
Exhibit 3(i)   Articles of Incorporation                                   Included in Previous Filing
Exhibit 3(ii)  Bylaws                                                      Included in Previous Filing
Exhibit 4      Instruments defining the rights of holders                  None
Exhibit 7      Opinion re: liquidation preference                          None
Exhibit 9      Voting Trust Agreement                                      None
Exhibit 10     Material contracts                                          None
Exhibit 11     Statement re: computation of per share earnings             See Financial Stmts.
Exhibit 14     Material foreign patents                                    None
Exhibit 16     Letter on change of certifying accountant                   None
Exhibit 21     Subsidiaries of the registrant                              None
Exhibit 23     Consent of experts and counsel                              Included in Previous Filing
Exhibit 24     Power of Attorney                                           None
Exhibit 27     Financial Data Schedule                                     Included
Exhibit 28     Reports furnished to State insurance agencies               None


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Core Systems, Inc.

Date   September 9, 1999                By  /s/ VIC BARGER
    -------------------------------        -------------------------------------
                                            Vic Barger, President,
                                            Sec. & Director

Date   9-9-99                           By  /S/ A.T. TSALAMANDRIS
    -------------------------------        -------------------------------------
                                            A.T. Tsalamandris, Treas. & Director